

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2012

Via E-mail
Jonathan M. Couchman
President and Chief Executive Officer
Xstelos Holdings, Inc.
630 Fifth Avenue, Suite 2260
New York, NY 10020

Re: Xstelos Holdings, Inc.
         Amendment No. 1 to Registration Statement on Form S-1
         Filed March 9, 2012
         File No. 333-179148

Dear Mr. Couchman:

We have reviewed Amendment No. 1 to your registration statement on Form S-1 and the response letter you filed on March 9, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

2. Significant Accounting Policies
Real Estate, page F-13

1. Please refer to your response to comment 34. It appears that you are accounting for your Mahwah real estate as held for sale. If true, please revise your disclosure to state that fact and clarify that the real estate is measured at the lower of its carrying amount or fair value less cost to sell and not depreciated. If this is not the case please tell us how you are accounting for the real estate and reference the authoritative guidance used.

Note 1 Description of Business, page F-48

2. We note your response to our prior comment 1 that you have removed the disclosure regarding a "validated" drug delivery platform technology, however, Note 1 to the

consolidated financial statements still refers to a "validated" drug delivery platform technology. Please revise your disclosure to delete the term from this section as well.

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You may contact James Peklenk at (202) 551-3661 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey Riedler

Jeffrey Riedler
Assistant Director

cc: Adam W. Finerman, Esq.
        Olshan Grundman Frome Rosenzweig & Wolosky LLP
        Park Avenue Tower
        65 East 55th Street
        New York, New York 10022